SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 5 April 2005

NATIONAL GRID TRANSCO plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[ X ]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: s/ Andrew P. Durrant_________

Name: Andrew P. Durrant
Title: Assistant Secretary

Date: 6 April 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of March 2005.

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

Recent Announcements to The London Stock Exchange:

DATE                 DETAILS

31.3.05	Isle of Grain LNG importation terminal- expansion
24.3.05	Directors technical interests (ESOP subscribes for shares)
24.3.05	NGT Financial Timetable for year ending 31 March 2006
16.3.05	Quest Operation
15.3.05 and 16.3.05	Director's share interests (Maria Richter- spouse purchases)
11.3.05	Director's share purchase (Sir John Parker)
10.3.05	NGT Euro Medium Term Note Programme
8.3.05	Directors Interests - Share Incentive Plan - monthly update
4.3.05	Director's share purchase (Ken Harvey)
1.3.05	Quest Operation

Note:	In addition, two 'same day' SEC filings on Form 6-K were made as follows

- Announcements:

4 March 2005: 'National Grid Transco plc -International Financial Reporting Standards'

24 March 2005; 'National Grid Transco close period trading update for the year ended 31 March 2005'.

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of March 2005.

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

National Grid Transco plc (NGT)
1 March 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
--------------------------------------------------------------------------------------------

Yesterday, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 14,517 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

4 March 2005
National Grid Transco plc (NGT)
---------------------------------------------
Directors' Share Purchase

We have been notified that Kenneth Harvey, Non-Executive Director of NGT, today purchased in his own name, 2,000 NGT ordinary shares, at 499.25 pence per share. This transaction increases his total interest to 3,874 shares.

National Grid Transco plc (NGT)
Tuesday 8 March 2005

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 65,844 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market yesterday (7 March 2005), at a price of 506 pence per share, on behalf of some 3,800 participants.

The following executive Directors of NGT are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	25	630,213
Roger Urwin	25	1,375,801

National Grid Transco plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid Transco plc announces that it has today issued EUR 500,000,000 4.375% Fixed Rate Instruments due 10 March 2020 Series No 14, as part of the National Grid Transco plc and National Grid Company plc EUR 6,000,000,000 Euro Medium Term Note Programme.

10 March 2005

Contact: Andrew Kluth (Tel: 020 7004 3365)

11 March 2005
National Grid Transco plc (NGT)

Directors' Share Purchase
------------------------------------------

Sir John Parker, Chairman of NGT, today purchased a further 12,000 NGT shares at 494.19p per share.

This takes his total holding to 52,229 NGT shares.

15 March 2005
National Grid Transco plc (NGT)
------------------------------------------

Directors' Share Purchase

We were notified yesterday that Maria Richter, Non-Executive Director of NGT, acquired an interest in 500 NGT ordinary shares, purchased by her husband at a price of 487.43 pence per share on 14 March 2005.

This transaction increases her total interest to 1,500 NGT ordinary shares.

16 March 2005
National Grid Transco plc (NGT)
------------------------------------------

Directors' Share Purchase

We have been notified that Maria Richter, Non-Executive Director of NGT, today acquired an interest in 500 NGT ordinary shares, purchased by her husband at a price of 489.34 pence per share.

This transaction increases her total interest to 2,000 NGT ordinary shares.

National Grid Transco plc (NGT)
16 March 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
--------------------------------------------------------------------------------------------

Yesterday, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 8,582 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid Transco plc ('NGT')

24 March 2005

National Grid Transco Financial Timetable
for the year ending 31 March 2006.

On 10 January 2005, NGT notified its investor diary dates for 2005. As anticipated, that information is now updated, with the full financial timetable, scheduled as follows:

19 May 2005	2004/05 preliminary results *
8 June 2005	Ordinary shares go ex-dividend
10 June 2005	Record date for 2004/05 final dividend
June	Annual Report posted to shareholders*
25 July 2005	Annual General Meeting and EGM -International Convention Centre, Birmingham.
24 August 2005	2004/05 final dividend paid to qualifying shareholders
17 November 2005	2005/06 interim results*
30 November 2005	Ordinary shares go ex-dividend
2 December 2005	Record date for 2005/06 interim dividend
25 January 2006	2005/06 interim dividend paid to qualifying shareholders

Note: Further dates in connection with the return of cash will be confirmed in due course.

* Documents available on NGT Group website (www.ngtgroup.com)
----------------------------------------------------------------------------------------------------

Contact: D C Forward, Assistant Secretary, 0207 004 3226

24 March 2005
National Grid Transco plc (NGT)

----------------------------------------------------------------------------------------------------------
The National Grid Transco 1996 Employee Benefit Trust (the "Trust")
(Notification of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)
----------------------------------------------------------------------------------------------------------

NGT today received a notification from Towers Perrin Share Plan Services (Guernsey) Limited the Trustee of the Trust which operates in conjunction with the ESOP and Sharematch plans, that certain Executive Directors of NGT (E Astle, S Holliday, S Lucas, R Urwin and N Winser) became technically interested in a total of 100,000 NGT Ordinary shares, by virtue of the Trustee having acquired the shares on 24 March 2005 by new issue at a price of 487.5p to satisfy future exercises of options.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the Trust, together with other beneficiaries. The interest ceases when shares are transferred to participants by the exercise of executive share options or Sharematch options.)

Contact: H A Richardson, Company Secretarial Assistant (0207 004 3228)

31 March 2005

National Grid Transco announces £355 million expansion of
Isle of Grain LNG importation terminal

National Grid Transco plc (NGT) today announces a new £355 million investment to triple the capacity of its Isle of Grain Liquefied Natural Gas (LNG) importation terminal in Kent, owned and operated by its subsidiary, Grain LNG Limited.

This second phase of development will increase the facility's capacity to import and process LNG from 3.3 million tonnes per year to 9.8 million tonnes per year, representing around 12 per cent of the UK's annual gas demand, and is expected to commence operations in late 2008.

The additional investment in Grain LNG is underpinned by 20 year contracts signed with Centrica, Gaz de France (GdF) and Sonatrach for the additional capacity. It also includes a lump-sum turnkey contract with CB&I John Brown to construct three new LNG storage tanks and associated works required for this expansion. This follows on from the first phase of development at Grain, where 3.3 million tonnes capacity of LNG per year was acquired in 2003 by BP/Sonatrach under a 20 year agreement.

Commenting, Edward Astle, Group Director of NGT's Non-Regulated businesses, said:

"As Britain moves progressively from being an exporter to a significant importer of natural gas, it is vital that the infrastructure is in place to meet the nation's gas requirements. NGT has been a leader in enabling the import of liquefied natural gas. This expansion of our Isle of Grain facility will bring our total investment in liquefied natural gas infrastructure to some £500 million. It will triple Grain's capacity and help ensure liquefied natural gas can play its full part in meeting Britain's future energy needs, as well as diversifying the source of gas supplies for the country."

The Isle of Grain facility has been associated with LNG storage capacity since the early 1980s. In 2003 NGT announced an investment of £130 million in the first phase of converting the site into a LNG importation facility, to enable LNG tankers to berth, unload and store LNG, prior to its regasification and nomination of gas for delivery into the UK's National Transmission System. It will come on stream this spring, representing around 4 per cent of the UK's annual gas demand.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to continue to integrate the US and UK businesses acquired by or merged with the Group, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of the proposed disposal by National Grid Transco of four of its UK gas distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid Transco.

For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections filed with its most recent annual report on Form 20F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Contacts

National Grid Transco

Investors
Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879(m)
David Campbell	+44 (0)20 7004 3171	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
Bob Seega (US)	+1 508 389 2598

Media
Clive Hawkins	+44 (0) 20 7004 3147	+44 (0) 7836 357173(m)
Christine Riches	+44 (0) 13067 48596	+44 (0) 7785 508661(m)
Chris Mostyn	+44 (0) 1926 655275	+44 (0) 7879 668025(m)

Citigate Dewe Rogerson		+44 (0)20 7638 9571
Anthony Carlisle		+44 (0)7973 611888(m)

Photographs of the Isle of Grain facility are available at www.newscast.co.uk

Notes to Editors

1. Britain's Gas Import Demand

Britain's annual gas demand is projected to increase by at least 15 per cent over the next ten years. As production from North Sea gas fields declines, dependence on gas imports is forecast to approach 46 per cent by 2010.

Government and industry forecasts recognise the need to secure long-term gas imports. LNG imports will also add to the diversity of gas supply and enable gas to be released into the system quickly to meet demand requirements.

LNG is natural gas liquefied by refrigeration to a temperature of -160C. This process reduces its volume to 1/600th of that at normal temperature, enabling bulk and economic transportation by tanker.

2. Isle of Grain Terminal

The Isle of Grain LNG site was established in the early 1980s as an LNG storage facility, holding approximately 200,000 cubic metres.

In 2003, planning permission was granted by Medway Council to convert the site into an LNG importation terminal. This resulted in the construction of a deep-water jetty on the River Medway estuary, to enable purpose built LNG ships, with LNG capacities of up to 205,000 cubic metres to dock. It also required the installation of new boil-off gas compressors, high efficiency vaporisers and a 4.5km cryogenic pipeline to transport LNG from the ships to the tanks, as well as converting the four existing LNG storage tanks for importation from LNG ships.

The first contract for use of Grain LNG's phase one capacity was signed in October 2003 with BP/Sonatrach, for the import of up to 3.3 million tonnes of LNG per annum over 20 years.

Planning permission was granted by Medway Council for the phase two development in September 2004. It will require the construction of three additional total containment storage tanks of 190,000 cubic metres capacity each, bringing the total storage capacity of the terminal to approximately 770,000 cubic metres, as well as associated vaporisation equipment and tie-ins to the existing LNG unloading and gas export systems.

3. Grain LNG Capacity

Phase one development of the Grain LNG facility equates to an additional 12 million cubic metres of gas entering the National Transmission System every day, or around 4.4 billion cubic metres per annum, representing around 4 per cent of the UK's current annual gas demand.

Phase two development equates to an additional 23.5 million cubic metres of gas entering the National Transmission System every day, or around 8.6 billion cubic metres per annum.

Phase one and phase two developments together equate to an additional 35.5 million cubic metres of gas entering the National Transmission System every day, or around 13 billion cubic metres per annum, representing around 12 per cent of the UK's current annual gas demand.